FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER, 2005

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. News Release Dated October 6, 2005,

2.

Madison Minerals Inc. News Release Dated October 20, 2005,

3.

Madison Minerals Inc. News Release Dated October 26, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: November 3, 2005

By:

 “James G. Stewart”

 James G. Stewart

Its:

 Secretary

(Title)

November 3, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

MINERALS INC.                                                              Tel: (604) 331-8772           Fax: (604) 331-8773

October 6, 2005	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

NEWS RELEASE

Further to its news release of August 4, 2005, Madison Minerals Inc. (TSX-V: MMR) reports that it has issued 156,839 shares to a key employee for geological and executive management services.  These shares are subject to a four-month hold period expiring February 4, 2006.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

MINERALS INC.                                                             Tel: (604) 331-8772           Fax: (604) 331-8773

October 20, 2005	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

NEWS RELEASE

Madison Minerals Inc. (“Madison”) reports that it has granted incentive stock options entitling the purchase of up to 295,000 shares of Madison at a price of $0.28 per share, exercisable until October 20, 2010.  The grant of these options is subject to regulatory approval.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

MINERALS INC.                                                           Tel: (604) 331-8772           Fax: (604) 331-8773

October 26, 2005	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

MADISON ARRANGES $1.4 MILLION PRIVATE PLACEMENT

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has, subject to regulatory approval, arranged a private placement of 5,000,000 units at a price of $0.28 per unit to generate gross proceeds of $1,400,000 that will be used primarily to fund its next phase of work on its Lewis Property in Nevada.  Each unit will consist of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of Madison $0.50 per share for a period of two years from the closing date.  After four months following the closing date and until the expiry date of the warrants, if the closing price of Madison’s shares exceeds $1.00 for twenty consecutive trading days, Madison may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire thirty days following the provision of such notice.

Bolder Investment Partners, Ltd. (“Bolder”) has agreed to act as Madison’s agent in respect of 3,500,000 units of this placement and will receive a commission of 8% of the gross proceeds, such fee to be payable half in cash and half in units at Bolder’s election, a broker’s warrant entitling the purchase of up to 350,000 shares of Madison on the same terms as the warrants included in the units.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN